UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 (Amendment No. 1)

Under the Securities Exchange Act of 1934

GOLDRICH MINING COMPANY

(Name of Issuer)

Common Shares

(Title of Class of Securities)

381431105

(CUSIP Number)

December 20, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 381431105

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter Chapman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER: 21,111,111

6.	SHARED VOTING POWER: 0

7.	SOLE DISPOSITIVE POWER: 21,111,111

8.	SHARED DISPOSITIVE POWER: 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,111,111

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%

12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 381431105

Item 1.

(a)            Name of Issuer

Goldrich Mining Company

(b)            Address of Issuer’s Principal Executive Offices

2525 E 29th Ave, Ste. 10B-160

Spokane, WA 99223

Item 2.

(a)	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of the following Reporting Persons:

Peter Chapman

(b)	Address of Principal Business Office or, if none, Residence: PO Box 80261

Fairbanks, AK 99708

(c)	Citizenship: USA
(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 381431105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The amount of Common Stock of the issuer beneficially owned by Peter Chapman includes 196,078 of shares held in the name of Kingdom Capital and 19,915,033 of shares held in the name of Cephas Trust.

(a)	Amount beneficially owned 21,111,111
(b)	Percent of class 9.99%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 21,111,111
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 21,111,111
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed: March 6, 2024

By:	/s/ Peter Chapman
Name:	Peter Chapman